Jeffrey S. Marks, Esq.

9 Chatelaine

Newport Coast, California 92657

(949) 887-8877

March 25, 2025

Via Edgar

Securities and Exchange Commission

100 F. Street, NE

Washington, D.C. 20549-7410

Attn: Vanessa Robertson

Re:	Global Health Solutions, Inc. Offering Statement on Form 1-A Filed January 31, 2025 File No. 024-12562

Dear Ms. Robertson:

This letter is submitted on behalf of our client, Global Health Solutions, Inc. (the “Company”), regarding the Company’s offering statement on Form 1-A, filed January 31 2024, as amended.  The following are the Company’s responses to the comments of the staff (the “Staff”) of the U.S. Securities and Exchange Commission (the “Commission”), specified in the Commission’s letter dated March 24, 2025; referencing where appropriate, the revisions made in Amendment No. 1 to the Form 1-A which was filed on or about the date of this letter. For your convenience, we have included each of your comments before each of the Company’s responses, and they correspond to the headings and order of the paragraphs in your letter.  References in this letter to “we,” “our” or “us” mean the Company as the context may require.

Offering Statement on Form 1-A Our Business

Introduction, page 19

1.	Comment: We note your response to prior comment 5 and revised disclosures on page 19. Please further revise to:

•	state whether it is expected that Flex will be classified as a Class I, II or III medical device; and

•	clarify the meaning of the following statement: "We expect its completion before the end of 2025." Explain when you expect all required testing to be completed, when you expect a de novo submission to the FDA and the estimated length of the FDA review period.

Response: We have revised the disclosure in accordance with the Staff’s comments.

MiMedx Agreement, page 21

2.	Comment: We note your response to prior comment 6 and revised disclosures, and we reissue in part. Please further revise page 21 to disclose:

•	the aggregate amounts of any milestone payments to which you may become entitled under the MiMedx Agreement, including but not limited to product- launch-based milestone payments and certain progressive aggregate sales-based milestone payments; and

•	term and termination provisions.

Response: We have revised the disclosure in accordance with the Staff’s comments.

The changes reflected in this Amendment have been made in response to the Staff’s comments and for the purpose of updating and revising certain other information. I hope this response letter and the amendments to the above referenced filing adequately address the issues raised in your comment letter.

If you should require any additional information or clarification, please do not hesitate to contact me at 949-887-8877.

Very truly yours,

/Jeffrey S. Marks/

Jeffrey S. Marks